KRAMER LEVIN NAFTALIS & FRANKEL LLP
Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

May 31, 2012

Via E-mail and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn:	Perry J. Hindin, Esq., Special Counsel Brandon Hill, Esq., Attorney-Adviser

Re:	Qualstar Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2012 by BKF Capital Group, Inc.
File No. 000-30083

Schedule 13D/A
Filed May 1, 2012 by BKF Capital Group, Inc. and
Steven N. Bronson File No. 5-61195

Dear Mr. Hindin:

On behalf of our client, BKF Capital Group, Inc., we provide BKF’s responses to the comments of the Staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letter to Greg Heller of BKF, dated May 30, 2012, with respect to BKF’s Preliminary Proxy Statement filed with the Commission on May 17, 2012 in connection with a special meeting of the stockholders of Qualstar Corporation, and the Statement on Schedule 13D/A filed on May 1, 2012 by BKF and Steven N. Bronson.

This letter sets forth BKF’s responses to the staff’s comments.  For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Document Number: 27503561177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 31, 2012

Please note that BKF is filing via EDGAR its revised preliminary proxy statement with respect to its solicitation of proxies.  Page numbers refer to the revised preliminary proxy material that is being filed today by BKF with the Commission.

General

1.
We note your statement that your nominees have “industry experience,” however, it appears that none of your nominees have experience in either data storage or power supply. Please revise your disclosure to explain what, if any, industry experience your director nominees possess in data storage or power supply.

The preliminary proxy statement has been revised in response to the Staff’s comment.

2.
Pursuant to Item 7 of Schedule 14A, you are required to disclose directorships held in public companies at any time during the past five years by each nominee. We note that Mr. Bronson served as chairman of the board of directors of 4NET Software, Inc. and Ridgefield Acquisition Corp. in the fiscal year-ended December 31, 2011. Please revise your disclosure to reflect these directorships and confirm that all other directorships held by each nominee during the past five years have been disclosed.

The preliminary proxy statement has been revised in response to the Staff’s comment.  BKF confirms that all other directorships in public companies held by each BKF nominee during the past five years have been disclosed.

3.	Please provide the disclosure regarding Section 16(a) beneficial ownership reporting compliance of the BKF nominees. Refer to Item 7(b) of Schedule 14A.

The preliminary proxy statement has been revised in response to the Staff’s comment.

4.	Please provide the disclosure required by Item 7(c) of Schedule 14A.

The preliminary proxy statement has been revised in response to the Staff’s comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 31, 2012

Proposal Number One, page 3

5.
We note the response to comment 6 of our letter dated May 24, 2012. We also note the second letter dated May 25, 2012, in which Kramer Levin supplemented and refined the response to comment 6 to acknowledge that if BKF complied with our request, doing so would make it mathematically impossible under the California Corporations Code for its proxy contest to succeed. As discussed during a telephone call on May 25, 2012 between Perry Hindin and your counsel, Abbe Dienstag of Kramer Levin, please provide an opinion of counsel on the application of Section 303 of the California Corporations Code to Proposal Number One. In addition, please revise the second to last paragraph in this section of the proxy statement to provide a more fulsome explanation as to why BKF is proposing to remove the current Board in its entirety. We note Kramer Levin’s second letter, which states that shareholders must be allowed to vote on the removal of the Qualstar Board in its entirety not only because of Section 303(a) of the California Corporations Code and the 14.29% threshold but also because holders of 29% of shares of Qualstar common stock have indicated that they intend to vote against removal.

The preliminary proxy statement has been revised in response to the Staff’s comment. Simultaneously herewith, BKF is filing via EDGAR the opinion of its California counsel on the application of Section 303 of the California Corporations Code to Proposal Number One.

Proposal Number Three – Election of Directors, page 4

6.
We note your disclosure that Mr. Bronson has “taken executive positions in several companies.” If these positions and companies are different than those already described in the paragraph found on the bottom of page 4, please revise to provide the names, dates of employment and positions held at these companies.

The preliminary proxy statement has been revised in response to the Staff’s comment.

7.
We note your disclosure that Mr. Bronson “served as Chairman and Chief Executive Officer of Mikron Infrared Instruments, Inc., from August 1998 to May 1999, which he successfully restructured and which was later sold.” Based on our review of Mikron’s public EDGAR filings, it appears that Mikron was sold in 2007. Please revise this disclosure to remove the implication that Mikron’s sale was attributable to Mr. Bronson’s efforts eight years earlier, or provide additional detail disclosing when Mikron was sold and Mr. Bronson’s contribution, if any, to that transaction.

The preliminary proxy statement has been revised in response to the Staff’s comment.

8.	We continue to evaluate your response to the comment contained in our letter dated May 25, 2012 and we will follow up with you, if necessary, in a separate comment letter.

BKF awaits the Staff’s follow-up, if any, on this comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 31, 2012

Schedule 13D/A filed May 1, 2012

9.
We refer you to the paragraph following the table in Item 4 of this amended Schedule 13D, the definition of “solicitation” in Exchange Act Rule 14a-1(l) and your obligations under Rules 14a-3 and 14a-12. Please also refer to Question 110.01 of the Staff’s Compliance and Disclosure Interpretations relating to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

BKF acknowledges the Staff’s comment, and assumes the reference there is to CDI Question 110.07.  We advise the Staff that concurrently with the filing of the referenced Schedule 13D/A, BKF also filed a Current Report on Form 8-K, which described and attached BKF’s press release announcing its demand for a special meeting of Qualstar shareholders.  BKF checked the box on this Form 8-K for “Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)”.   From the Staff’s comment, we infer that this may not have satisfied the requirements of Rule 14a-12, because the filing was made in respect of BKF rather than Qualstar.  If that is the case, to the extent this becomes relevant in the future, BKF will make a separate filing on Schedule 14A.

*        *        *

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Steven N. Bronson Greg Heller